Investor Presentation June 8, 2016 Sanofi’s Proposed Acquisition of Medivation Exhibit 99.1

This
presentation
contains
forward-looking
statements
as
defined
in
the
Private
Securities
Litigation
Reform
Act
of
1995,
as
amended.
Forward-looking
statements
are
statements
that
are
not
historical
facts.
These
statements
include
projections
and
estimates
and
their
underlying
assumptions,
statements
regarding
plans,
objectives,
intentions
and
expectations
with
respect
to
future
financial
results,
events,
operations,
services,
product
development
and
potential,
and
statements
regarding
future
performance.
Forward-looking
statements
are
generally
identified
by
the
words
"expects",
"anticipates",
"believes",
"intends",
"estimates",
"plans"
and
variations
of
these
words
or
comparable
words.
Although
Sanofi's
management
believes
that
the
expectations
reflected
in
such
forward-looking
statements
are
reasonable,
investors
are
cautioned
that
forward-looking
information
and
statements
are
subject
to
various
risks
and
uncertainties,
many
of
which
are
difficult
to
predict
and
generally
beyond
the
control
of
Sanofi,
that
could
cause
actual
results
and
developments
to
differ
materially
from
those
expressed
in,
or
implied
or
projected
by,
the
forward-looking
information
and
statements.
These
risks
and
uncertainties
include
among
other
things,
risks
that
Sanofi
will
ultimately
not
pursue
a
transaction
with
Medivation
or
Medivation
will
reject
engaging
in
any
transaction
with
Sanofi,
if
a
transaction
is
negotiated
between
Sanofi
and
Medivation,
risks
related
to
Sanofi's
ability
to
complete
the
acquisition
on
the
proposed
terms,
the
possibility
that
competing
offers
will
be
made,
other
risks
associated
with
executing
business
combination
transactions,
such
as
the
risk
that
the
businesses
will
not
be
integrated
successfully,
that
such
integration
may
be
more
difficult,
time-
consuming
or
costly
than
expected
or
that
the
expected
benefits
of
the
acquisition
will
not
be
realized,
risks
related
to
future
opportunities
and
plans
for
the
combined
company,
including
uncertainty
of
the
expected
financial
performance
and
results
of
the
combined
company
following
completion
of
the
proposed
acquisition,
disruption
from
the
proposed
acquisition,
making
it
more
difficult
to
conduct
business
as
usual
or
maintain
relationships
with
customers,
employees
or
suppliers,
and
the
possibility
that
if
the
combined
company
does
not
achieve
the
perceived
benefits
of
the
proposed
acquisition
as
rapidly
or
to
the
extent
anticipated
by
financial
analysts
or
investors,
the
market
price
of
Sanofi's
shares
could
decline,
as
well
as
other
risks
related
Sanofi's
and
Medivation's
respective
businesses,
including
the
ability
to
grow
sales
and
revenues
from
existing
products,
competition,
including
potential
generic
competition,
the
ability
to
protect
intellectual
property
and
defend
patents,
regulatory
obligations
and
oversight,
the
uncertainties
inherent
in
research
and
development,
future
clinical
data
and
analysis,
including
post
marketing,
decisions
by
regulatory
authorities,
such
as
the
FDA
or
the
EMA,
regarding
whether
and
when
to
approve
any
drug,
device
or
biological
application
that
may
be
filed
for
any
such
product
candidates
as
well
as
their
decisions
regarding
labelling
and
other
matters
that
could
affect
the
availability
or
commercial
potential
of
such
product
candidates,
the
absence
of
guarantee
that
the
product
candidates
if
approved
will
be
commercially
successful,
the
future
approval
and
commercial
success
of
therapeutic
alternatives,
the
Group's
ability
to
benefit
from
external
growth
opportunities,
trends
in
exchange
rates
and
prevailing
interest
rates,
the
impact
of
cost
containment
initiatives
and
subsequent
changes
thereto,
the
average
number
of
shares
outstanding
as
well
as
those
discussed
or
identified
in
the
public
filings
with
the
SEC
and
the
AMF
made
by
Sanofi,
including
those
listed
under
"Risk
Factors"
and
"Cautionary
Statement
Regarding
Forward-Looking
Statements"
in
Sanofi's
annual
report
on
Form
20-F
for
the
year
ended
December
31,
2015.
Other
than
as
required
by
applicable
law,
Sanofi
does
not
undertake
any
obligation
to
update
or
revise
any
forward-looking
information
or
statements.
Forward-looking Statement

Additional Information and Certain Information
Regarding Participants
Additional
Information
This
presentation
does
not
constitute
an
offer
to
buy
or
solicitation
of
an
offer
to
sell
any
securities.
No
tender
offer
for
the
shares
of
Medivation
("Medivation")
has
commenced
at
this
time.
In
connection
with
the
proposed
transaction
Sanofi
("Sanofi")
may
file
tender
offer
documents
or
other
documents
with
the
U.S.
Securities
and
Exchange
Commission
("SEC").
This
communication
is
not
a
substitute
for
any
tender
offer
document
or
other
document
Sanofi
may
file
with
the
SEC
in
connection
with
the
proposed
transaction.
On
June
7,
2016,
Sanofi
filed
an
amended
preliminary
consent
solicitation
statement
and
accompanying
WHITE
consent
card
with
the
SEC
with
respect
to
the
solicitation
of
written
consents
of
Medivation
stockholders
(including
any
amendments
and
supplements,
the
“Consent
Solicitation
Statement”).
This
presentation
is
not
a
substitute
for
the
definitive
consent
solicitation
statement
that
Sanofi
intends
to
file
with
the
SEC
or
any
other
documents
which
Sanofi
may
file
with
the
SEC
in
connection
with
the
consent
solicitation.
INVESTORS
AND
SECURITY
HOLDERS
OF
MEDIVATION
ARE
URGED
TO
READ
THESE
AND
OTHER
DOCUMENTS
FILED
WITH
THE
SEC
CAREFULLY
IN
THEIR
ENTIRETY
WHEN
THEY
BECOME
AVAILABLE
BECAUSE
THEY
WILL
CONTAIN
IMPORTANT
INFORMATION
ABOUT
THE
CONSENT
SOLICITATION
AND
THE
PROPOSED
TRANSACTION,
AS
APPLICABLE.
Investors
and
security
holders
will
be
able
to
obtain
free
copies
of
these
documents
(if
and
when
available)
and
other
documents
filed
with
the
SEC
by
Sanofi
through
the
web
site
maintained
by
the
SEC
at
http://www.sec.gov.
Certain
Information
Regarding
Participants
Sanofi
and
certain
of
its
directors
and
senior
management
may
be
deemed
participants
in
the
solicitation
of
consents.
You
can
find
information
about
Sanofi’s
directors
and
senior
management
in
its
annual
report
on
Form
20-F
for
the
year
ended
December
31,
2015,
which
was
filed
with
the
SEC
on
March
4,
2016.
In
addition,
you
can
find
additional
information
regarding
the
potential
participants
in
the
solicitation
of
consents
in
the
Consent
Solicitation
Statement.
These
documents
are
available
free
of
charge
at
the
SEC’s
web
site
at
www.sec.gov.

Medivation Shareholders Deserve to be Heard

Sanofi’s
all-cash offer provides Medivation shareholders with opportunity to realize substantial and certain value
$52.50 offer represents a premium of over 50% to Medivation’s unaffected average trading price
(1)
Compares very favorably
to precedent public oncology transactions as well as to the only other public
Biotech transaction of size in 2016
(2)
Sanofi
is willing to enter into a customary confidentiality agreement with Medivation, which would include
a
reasonable
standstill
for
Medivation
to
conduct
a
sale
process
Sanofi
has advised Medivation
of this on several occasions (and disclosed it publicly)
If Medivation were to engage and provide information, Sanofi would be in a position to increase its offer and is confident that it would be able to offer significant additional value
Despite
numerous
requests
by
Sanofi,
Medivation
has
refused
to
engage
Medivation
has not announced a process to sell the company and has not engaged with Sanofi
Medivation
has left Sanofi with no choice but to commence a consent solicitation process to remove and replace Medivation’s Directors
Sanofi’s
proposal includes eight independent and highly qualified nominees who it believes are willing to fully and fairly evaluate all of Medivation’s strategic options, including Sanofi’s acquisition offer, in accordance with their fiduciary duties to Medivation and its shareholders
(1)
60 calendar day VWAP: January 22 to March 21, 2016, last day prior to initial takeover speculations
(2)
Pfizer acquisition of Anacor announced on May 16, 2016

May 25 Letter to the Medivation Board of Directors

Paris, May 25, 2016
Dear Members of the Board of Directors,
We have filed consent solicitation materials in which we have named 8 independent and highly qualified nominees who have agreed to become directors upon removal of the Medivation directors. We are taking this step because we believe your shareholders overwhelmingly support
the
sale
of
Medivation,
and
they
want
Medivation
to
undertake
a
sale
process
and
engage
with
Sanofi.
To
date
Medivation
has
not
announced a sale process and has not engaged with us.
During the past weeks we reached out directly and through advisors to request that Medivation engage with Sanofi. We have relayed our willingness to enter into a confidentiality agreement in order to receive information that is typically provided in a sale process. That agreement could
include
a
reasonable
standstill
to
give
time
for
such
a
process.
We
have
been
very
clear
that
if
you
engage
and
provide
information,
we
would
be
in
a
position
to
increase
our
offer
and
I
am
confident
that
we
will
be
able
to
offer
significant
additional
value.
We
believe
that
we
are
in a position to provide more value than any other party given the strategic importance of the transaction to us.
It
has
been
two
months
since
we
first
approached
Medivation
about
a
transaction.
The
Medivation
Board
has
had
considerable
time
to
review
alternatives and to prepare for a sale process. Given this, we believe that such a process could be completed in a matter of weeks.
There
have
been
published
reports
that
you
have
signed
confidentiality
agreements
with
other
parties.
If
that
is
accurate,
we
cannot
see
how
you have not done so with us. If you have not signed confidentially agreements with others as part of a sale process, then you are not doing what we are confident your shareholders want, which is for Medivation to undertake a sale of Medivation and to engage with Sanofi.
We again request that you engage in good faith with Sanofi as part of a sale process. If you do that, we would not need to proceed with a consent solicitation to remove and replace the Medivation directors.
Sincerely,
Olivier Brandicourt
Chief Executive Officer

Agenda Delivering on our Strategic Priorities A Compelling Proposal to Medivation’s Shareholders Situation Overview Why Consent Solicitation is Needed? 6

Sanofi’s Compelling Offer Deserves Engagement from
Medivation’s Directors

(1)
60 calendar day VWAP: January 22 to March 21, 2016, last day prior to initial takeover speculations
Sanofi’s offer
is compelling
Medivation has
refused even to
engage with
Sanofi
Sanofi’s
preference is to
work with
Medivation on a
value creating
transaction
On April 28, 2016, Sanofi proposed to acquire Medivation for $52.50 per share in cash
Proposed purchase price is a premium of >50% to Medivation’s unaffected average trading price
(1)
No financing condition
In the absence of this proposal, we believe Medivation’s stock price would trade dramatically below our current proposal
Refusal to announce a sale process or even engage with Sanofi underscores that the current
Medivation Board is not listening to shareholders
Sanofi
is willing to enter into a customary confidentiality agreement
Agreement would include a reasonable standstill to give time for Medivation to run a process
Sanofi’s
objective is to negotiate a mutually beneficial transaction in a productive and friendly manner
Sanofi
has had extensive conversations with Medivation’s top shareholders
Sanofi
believes that there is overwhelming support for the sale of Medivation by its shareholders and for Medivation to engage with Sanofi
If Medivation were to engage and provide information, Sanofi would be in a position to increase its offer and is confident that it would be able to offer significant additional value

Refusal to engage
left Sanofi with no
choice but to go
directly to
Medivation
shareholders
Sanofi intends to
solicit written
consents from
Medivation
shareholders for
the following
actions
The path to a
successful
outcome is clear
Sanofi
commenced a consent solicitation process to remove and replace Medivation’s Board
Medivation’s
Board would be replaced by eight independent and highly qualified individuals
We believe that the proposed directors are committed to acting in best interest of Medivation shareholders
Repeal any changes to amended and restated bylaws of Medivation occurring after February 13,
2015 (to restore the bylaws to their form prior to Sanofi making its offer public)
Amend bylaws to provide that any vacancies on the Board may be filled by Medivation shareholders
Remove and replace all existing Directors on the Board
Preliminary consent materials already filed with SEC (on May 25, 2016 and June 7, 2016)
Expect to be in a position to formally commence solicitation by mid-June
Written consents from holders of a majority of the shares outstanding required to implement actions
As soon as properly completed consents from holders of a majority of the shares outstanding are obtained and delivered to Medivation, the actions are effective
Sanofi has Filed Consent Solicitation Materials to
Remove and Replace Medivation’s Board

Agenda Delivering on our Strategic Priorities Situation Overview Why Consent Solicitation is Needed? 9 A Compelling Proposal to Medivation’s Shareholders

Delivering on our Strategic Priorities
Solid financial results in Q1 2016
Reshaping the portfolio
CHC/Animal Health
(1)
asset swap
End joint Vaccines
(2)
operations in Europe
Rebuild
competitive position in Oncology
Focus on execution of launches
New wave of innovation with seven
pivotal trials expected to start in 2016

Source: Capital IQ
(1)
As
per
December
15,
2015
announcement:
Sanofi
and
Boehringer
Ingelheim
entered
exclusive
negotiations
on
business
swap
(2)
Announced transaction; expected to close by end 2016

Rebuilding a Competitive Position in Oncology
Recent collaborations to build a transformative
pipeline
Regeneron
–
Immuno-Oncology
strategic
alliance
BioNTech
–
mRNA
therapeutics
Innate
Pharma
–
bispecific
mAb
NK
cell
engagers
Warp
Drive
Bio
–
novel
oncology
therapies
and
antibiotics
Evotec
and
Apeiron
Biologics
–
novel
immuno-oncology
small molecules
Rebuild critical mass
Maximize clinical assets
(anti-CD38
mAb
and
ADCs)
Oncology Opportunity
Largest therapeutic area
for pharmaceuticals
Strong growth driven
by unmet need and
groundbreaking science
A market expected to
grow ~40% by 2020 to
$150bn
(1)

A compelling strategic rationale
(1)
IMS Health, Midas ; Q4 2015 –
Market defined as global oncology and supportive care costs. 2015 market estimate is $107bn
ADCs: Antibody-drug conjugates
NK
cell engagers: Natural Killer cell engagers
mRNA: messenger Ribonucleic acid

Sanofi offers prostate cancer
chemotherapies
with
Taxotere
®
and Jevtana
®
Our Oncology franchise has strong
capabilities in Prostate Cancer, and
regular interactions with prostate cancer
Key Opinion Leaders (KOLs)
A transaction would create a stronger
company with a complementary range
of offerings to treat prostate cancer from
urologists to oncologists
Second
most
common
cancer
in
men
(1)
About 1 in 7 men will be diagnosed with
prostate
cancer
during
his
lifetime
(2)
~1.1 million men worldwide are diagnosed
with prostate cancer, of which ~230K in
U.S.
each
year
(1)
~300K patients worldwide die from prostate
cancer
each
year
(1)
(1)
Source: globocan.iarc.fr (2012 data / FactSheets)
(2)
Source: cancer.org
Prostate Cancer –
A Significant Growth Opportunity;
Transaction has Compelling Strategic Merit

Prostate
cancer

Sanofi-Genzyme: a Blueprint for Mutually Beneficial M&A

Rapid integration
Focus on Specialty Care
Leadership in Rare Diseases and fast growing Multiple Sclerosis franchise
Genzyme has benefitted from the reach and resources of Sanofi, with a shared commitment to improving the lives of patients
Strong execution
Growth of >25% per year over 2012-2015
11%
of
Sanofi
Group
sales
(1)
Advancing a pipeline of innovative treatments
Immunology set to become a new growth engine for Sanofi
Key
late-stage
assets
with
dupilumab
and
sarilumab
Preferred partner for productive R&D collaborations
Alnylam
collaboration provides access to rare genetic disease therapies
Voyager collaboration for novel adeno-associated virus gene therapies
(1)
Calculated
using
FY
2015
Aggregate
Sanofi
Genzyme
GBU
sales
that
does
not
include
Emerging
Markets

Agenda Delivering on our Strategic Priorities Situation Overview Why Consent Solicitation is Needed? 14 A Compelling Proposal to Medivation’s Shareholders

A
Compelling
Proposal
to
Medivation’s
Shareholders
?
Significant,
immediate
and
certain
value
to
Medivation
shareholders
All-cash proposal to acquire Medivation
for $52.50 per share
Values Medivation at approximately
$9.4
billion
(1)
Proposed
purchase
price
represents
a
premium
of
over
50%
to Medivation’s
unaffected two-month
volume
weighted
average
price
(VWAP)
(2)
No financing condition
Sanofi has filed Hart-Scott-Rodino
notification and is confident of regulatory clearance
?
Combining
Sanofi
and
Medivation
represents
a
compelling
strategic
and
financial
opportunity
Builds on a complementary range of offerings to treat prostate cancer
Benefits patients, physicians and caregivers
Advances Xtandi
and Medivation’s
pipeline through Sanofi’s resources, scale and expertise
Drives value for shareholders of Medivation
and Sanofi
?
Sanofi has a strong track-record of successfully integrating acquired companies
Genzyme is Sanofi’s blueprint for mutually beneficial M&A
Preserved Genzyme’s entrepreneurial spirit within organization
Resulted in significant value for investors, patients and employees
(1)
Based on 179.2 million fully diluted shares, as of Q1 2016 (164.6 million shares outstanding and 14.6 million shares from option dilution). Different from $9.3bn disclosed in press release of April 28, 2016 due to higher share count post Q1 2016
(2)
60 calendar day VWAP: January 22 to March 21, 2016, last day prior to initial takeover rumors

1
2
3

Source: Capital IQ
(1)
From March 20, 2015 until March 21, 2016
(2)
60 calendar day VWAP: January 22 to March 21, 2016, last day prior to initial takeover speculations
(3)
As
per
brokers
comments
including
JMP
Securities
(July
13,
2015),
William
Blair
(July
14,
2015),
Cowen
(July
29,
2015)

20.0
30.0
40.0
50.0
60.0
70.0
80.0
20-Mar
21-Apr
23-May
24-Jun
26-Jul
27-Aug
28-Sep
30-Oct
01-Dec
02-Jan
03-Feb
06-Mar
Medivation share price
Medivation median target price
Medivation 2-month VWAP
NBI
Sanofi offer
$36.95
$34.20
$47.00
$52.50
Medivation Share Price Before Takeover Rumors Reflected
Sector Reset and Company-Specific Newsflow
$
12-Month Share Price Performance Prior to Takeover Speculation
(1)
(3)
November 5, 2015:
Medivation
announces increase in US
Xtandi salesforce given slower growth in
penetration at the urologist level (Q3
2015 results)
(2)
(1)
2 month VWAP
(2)
:
Median consensus
target price:
Nasdaq
Biotechnology Index
June-July 2015:
Analysts comment on
disappointing Phase II Xtandi
TNBC
data (ASCO), lower than
expected IMS scripts for Q2 2015
and Xtandi slowdown
(3)
Medivation
March 21, 2016:
Last closing price prior to
takeover speculations on
the 22
March
(45)%
(1)
(30%)
nd

In Absence of a Transaction, We Believe Medivation’s
Share Price Would be Trading Dramatically Below our Offer
Source: Capital IQ, as of June 7, 2016
(1)
Last day prior to takeover speculations (March 21)
(2)
Adjusted
for
NBI
performance
and
Medivation
share
price
reaction
to
company-specific
events,
including
the
‘March-in
letter’,
Q1
results,
and
clinical developments not concomitant with takeover speculations in the news

$
Medivation affected share price
March 28, 2016:
Congressional letter supporting
"march-in" authority to allow lower
cost generic versions of XTANDI on
the market
Stock down as far as -14% on March
29 before closing down -6% at $38.75
NBI was up +2% on the same day
Last day prior to takeover
rumours (March 21)
Share Price Performance since March 21, 2016
(1)
May 5, 2016:
Medivation reported Q1 2016
results below expectations,
missing consensus on both
revenue and earnings
When adjusting for the NBI performance and taking
into account the negative share price reaction to ‘the
March-in letter’ and company-specific newsflow, we
believe that Medivation would be trading dramatically
below our current proposal
Market and event-adjusted share price
(2)
30.0
35.0
40.0
45.0
50.0
55.0
60.0
65.0
21-Mar
28-Mar
4-Apr
11-Apr
18-Apr
25-Apr
2-May
9-May
16-May
23-May
30-May
6-Jun
Medivation share price
Market and event-adjusted share price
Sanofi offer
$52.50
$59.68
~ $36

Source: SEC filings, transaction press releases
(1)
60 calendar day VWAP
(2)
Deals include OSI/Astellas; Abraxis/Celgene; Onyx/Amgen; Algeta/Bayer; Pharmacyclics/AbbVie

42%
39%
Sanofi current offer ($52.50)
Median premium on precedent
oncology transactions since 2010
1-Day Premium to Unaffected
Premium to 2-Month Unaffected VWAP
(1)
54%
49%
Sanofi current offer ($52.50)
Median premium on precedent
oncology transactions since 2010
(2)
(2)
Sanofi Proposal is Compelling when Measured Against
Public Oncology Transactions >$1bn and <$25bn since 2010

Sanofi’s
Offer
Compares
Very
Favorably
to
the
Only
Other
Public Biotech Transaction of Size in 2016: Anacor
Source:
Pfizer
press
release
“Pfizer
To
Acquire
Anacor”
(May
16,
2016)
–
Announced
transaction
but
not
completed
at
the
date
of
this
presentation
(1)
To unaffected date of March 21 for Medivation. To May 15 for Anacor (announcement May 16 pre-market opening)
(2)
Medivation
unaffected 52-week high/low (closing prices): high $59.16 (June 22, 2015) / low $27.32 (February 8, 2016)
(3)
Anacor 52-week high to announcement on May 16 (closing prices): high $152.25 (August 4, 2015) / low $53.45 (March 31, 2016)

Medivation
Assertions
Sanofi
Offer for Medivation
Pfizer Offer for Anacor
“undervalues long-term
potential of the Company”
“opportunistic proposal and
below Medivation’s 52-week
trading high”
92%
above
52-week
low
(1)(2)
(11)%
below
52-week
high
(1)(2)
12% premium
to median
target price prior to
unaffected
(1)
86%
above
52-week
low
(1)(3)
(35)%
below
52-week
high
(1)(3)
19% discount
to median target
price prior to unaffected
(1)
“a low-ball proposal”
54% premium to 2-month
VWAP
(1)
58% premium to 2-month
VWAP
(1)

Medivation
Characterizing Sanofi’s Offer as Opportunistic
is Not Accurate
“Sanofi approached Medivation
following a period of significant
market dislocation, particularly in
biotech, just as the market was
beginning to recover”
“The proposed price is 21% below
Medivation's 52-week trading
high”
The NBI
continues to be range-bound
NBI
currently at 2,916, in-line with its levels at the time
of the public approach, over five weeks ago
(1)
2-month NBI average prior to public approach at
2,798
(2)
,
in-line
with
average
of
2,803
(3)
since
then
52-week high is irrelevant
Medivation’s share price has been driven by operational
set-backs and market expectation in addition to broader
rerating of biotech sector
Reference
to
52-week
high
above
$60
(4)
is
stale
Unaffected
52-week
high
has
fallen
below
$60
(5)
“Sanofi did not wait for a response
from Medivation’s Board with respect
to its nonbinding proposal before
rushing to make the same substantially
inadequate proposal public”
Sanofi
made
multiple
approaches
prior
to
the
public
disclosure
of
the
proposal
without
any
responses
other than an acknowledgment of receipt of our letter
(1)
NBI
currently at 2,916 (June 7) vs. 2,880 at time of public approach (April 28) with a price of $52.50
(2)
From February 26 to April 27
(3)
From April 28 to June 7
(4)
Medivation
reference to 52-week high of $66.40 (Intraday value as of June 1, 2015)
(5)
Unaffected
52-week
high
as
of
June
7
,
2016
is
$59.16,
based
on
closing
prices

Medivation Assertions
Facts

Medivation
Management has been Over Optimistic in the
Past

The Dimebon
Precedent
Set-back
regarding
pidilizumab
Pidilizumab
initially believed to be a PD-1…
“In December, we licensed the anti-PD-1 monoclonal antibody pidilizumab…As a first step in our program, we currently anticipate that we may initiate a Phase 3 clinical trial into one or more hematologic malignancies as early as in 2015..” -
David Hung February 25, 2015
…was then put on hold by the FDA until further clarity on its mechanism of action
“The FDA
has placed the IND
on partial clinical hold and requested Medivation
to revise
relevant statements in the related investigator brochure, protocols and informed consent documents”  -
SEC Filing January 25, 2016
Repeated
Earnings
Misses
Over
the
past
five
quarters,
Medivation
has
missed
consensus
earnings
per-share
three times and revenue twice
Sep 2008
Mar 2010
Sept 2008: Collaboration
agreement on Dimebon
Market Cap: ~$1bn
Mar 2010: Dimebon
does
not meet primary and
secondary end points
Market Cap: $0.4bn
Loss in
Market Cap:
60%
“We believe that Dimebon
has a novel mitochondrial mechanism of action that makes it a promising potential treatment for diseases such as Alzheimer's and Huntington's and potentially other neurodegenerative diseases as well.” -
David Hung Q2 2008

✓	✓	
		✓	✗	
		✓	✗	
		✓	✓	
		✓	✗	
		✓	✗	
		✓	✗	

SANOFI

Medivation
Exaggerates the Potential of talazoparib…

1
~85%
of
the
addressable
patient
population
referenced
by
Medivation
corresponds
to
indications not recognized by the street and with potential launch dates beyond 2020
(1)
Based on Medivation Q1 2016 investor presentation p.48
(2)
Includes all brokers post Q1 2016 result that forecast sales for talazoparib: Leerink, William Blair, Wedbush, Credit Suisse, Jefferies,
Stifel
and Canaccord
(3)
Only one broker (Canaccord) forecasts uses of talazoparib
in Ovarian cancer
(4)
Biomarin
is entitled to contingent payments totalling up to $160mm upon achievement of defined regulatory and sales-based milestones and mid-single digit royalties for talazoparib
2
Medivation
has
acquired
talazoparib
for
only
$410mm
upfront
(4)
less
than
a
year
ago
Indication
Adressable
patient
population
(1)
according to Medivation
Medivation
Street
view
(2)
Potential
launch date
gBRCA
mBC
10k
2018
mCRPC
140k
2019-2022
mSCLC
80k
2020-2021
Adv. Ovarian
100k
2022-2023
mBC
(beyond BRCA)
140k
2022-2023
Glioblastoma
60k
2021-2022
mNSCLC
230k
2022-2023
(3)

4

… and the potential clinical risks
… and Ignores Competitive and Clinical Risks
We look forward to engaging constructively with Medivation
and revisiting our assumptions
Expected to reach the market late by 2018 (4
th
or 5
th
to market)
Only one Phase 3 ongoing when competitors have multiple more advanced Phase 3 trials
Had the lowest visibility at ASCO 2016 among Phase 3 PARP inhibitors
The mechanism of action of the PARP exposes to myeloid toxicities
PARP
trapping
not
exclusive
to
talazoparib
and
raises
safety
questions
Development
risk
around
PARPs
remains
a
focus,
as
recently
experienced
by
AstraZeneca
with
its own PARP inhibitor, Lynparza
3
Medivation seems to disregard competitive dynamics around talazoparib…

Agenda Delivering on our Strategic Priorities Situation Overview Why Consent Solicitation is Needed? 24 A Compelling Proposal to Medivation’s Shareholders

Sanofi has Made a Compelling Offer …

Following
multiple
attempts
to
engage
with
Medivation
on
the
merits
of
a
value-creating
transaction,
Sanofi
disclosed
its
proposal
to
acquire
Medivation
for
$52.50
per
share
in
an
all-
cash transaction
Sanofi
has held extensive conversations with Medivation’s shareholders since publicly disclosing its
proposal
and
believes
there
is
overwhelming
support
for
the
sale
of
Medivation
and
engagement with Sanofi
Sanofi
is willing to enter into a customary confidentiality agreement with Medivation, which would include a reasonable standstill to give time for Medivation to conduct a sale process
Sanofi
has
informed
Medivation
that
it
would
be
in
a
position
to
increase
its
offer
and
is
confident
that
it
will
be
able
to
offer
significant
additional
value
if
Medivation
were
to
engage
and
provide
information
Sanofi has made a compelling proposal and would be in a position to increase its offer and provide significant additional value if the
Medivation
Board were to engage and provide information

… but Medivation has Consistently Refused to Engage
Medivation
has only offered information already known to the market to justify its refusal to engage
Media
sources
speculated
that
Medivation
has
entered
into
NDAs
with
other
parties
to
explore
a
sale of the company
Medivation
remains unwilling even to engage with Sanofi with no good reason
Sanofi
has
initiated
a
consent
solicitation
process
to
remove
and
replace
Medivation’s
Board
Sanofi’s
proposal includes eight independent and highly qualified individuals, who it believes will fully and fairly evaluate all of Medivation’s strategic options, including Sanofi’s proposal, in accordance with their fiduciary duties to Medivation and its shareholders

Medivation’s
refusal to engage has denied shareholders the opportunity to realize immediate and certain value
As a result, Sanofi has no choice but to go directly to Medivation shareholders

June 3
June 1
May 30
First reports of potential interest from Sanofi
O. Brandicourt calls D. Hung to discuss potential transaction
D. Hung informs O. Brandicourt that Board not interested in a combination with Sanofi
Sanofi
sends private letter; $52.50 offer in cash
Sanofi
sends public letter to D. Hung reiterating its private offer
Medivation
publicly rebuffs offer
Medivation
amends and restates its bylaws to impose more stringent procedural requirements in connection with shareholder action by written consent
Sanofi
sends a letter to Medivation’s Board of Directors urging them to engage in negotiations
Medivation
reiterates its rejections
Medivation
reports Q1 below consensus earnings
First
reports
state
that
Medivation
potentially
signed
NDAs
with
Pfizer
and
Amgen
Sanofi
advisors call Medivation’s to reiterate willingness to enter NDA and consider price increase
Sanofi
files
preliminary
HSR
filing;
indicates
willingness
to
revise
offer
should
Medivation
engage
and
share
information
Medivation
rebuffs the offer and declines to enter into an NDA
O. Brandicourt sends private letter to management to reiterate offer and willingness to sign an NDA, including a standstill agreement to obtain information and potentially increase offer
Sanofi
files preliminary consent materials with SEC
May 25
May 17
May 12
May 9/11
May 9
May 5
May 2
Apr 29
Apr 28
Apr 15
Apr 3
Timeline of Sanofi’s Efforts and Medivation’s Responses

Mar 25
Mar 22
Sanofi
requests record date; Medivation fixes record date
Sanofi
signs written consent for shares held by Sanofi
Sanofi
sends form of Confidentiality Agreement which includes a standstill to Medivation

We Propose a Highly Experienced and Qualified Board
Michael Campbell (69)
Director of WestRock
MeadWestvaco Corporation, Arch Chemicals, Olin
Corporation, Milliken & Company
Barbara
Deptula
(61)
Director of AMAG Pharmaceuticals
Shire, SICOR, Coley Pharmaceutical, US
Bioscience, Schering Plough International, Lederle
Laboratories, Genetics Institute, CombinatoRx
Wendy Lane (65)
Chairman of Lane Holdings
Willis Towers Watson, MSCI, UPM-Kymmene
Corporation,
Al-Dabbagh
Group
Holding
Company
Limited, Laboratory Corporation of America
Ronald Rolfe (70)
Director of Time Inc.
Former Partner at Cravath, Swaine & Moore
Law clerk at Honorable
Marvin E. Frankel, U.S.
District Court Judge in the Southern District of NY
Noranda
Aluminum
Holding Corporation, Berry
Plastics Group, Reynolds American, Advanced
Assessment Systems, Inc.
Steven Shulman (64)
Managing Partner of Shulman Family Ventures
Tower Three Partners, Accretive Health,
CareCentrix, Quartet Health, VillageMD, MedImpact,
HealthMarkets, Magellan Health Services, Internet
Healthcare Group, Prudential Healthcare, Value
Health, CIGNA, Kaiser Permanente Medical
Foundation
James Tyree (63)
Managing Partner of Tyree & D’Angelo Partners
Abbott Laboratories, Abbott Biotechnology Ventures,
SUGEN, Bristol-Myers Squibb, Pfizer, SonarMed,
Genelux, ChemoCentryx and Innovia
David A. Wilson (74)
Director of CoreSite
Realty Corporation
Graduate Management Admission Council (GMAC),
Ernst & Young LLP, Laureate Education, Terra
Industries, Barnes and Noble, Sylvan Learning
Systems
Charles P. Slacik
(62)
Director
of
Sequenom
and
Quidel
STAAR Surgical, Beckman Coulter Inc, Watson
Pharmaceuticals, C.R. Bard, Wyeth

Path to Completion
Item
Timing
Record date
June 1
Expiration of initial HSR
waiting period
June
13
Definitive
consent
solicitation
distributed
to
shareholders
Mid-June
End of formal consent solicitation
No later than August 1

Medivation Shareholders Deserve to be Heard
Sanofi's
offer is compelling
Medivation's
Board has refused to engage in constructive talks
If Medivation
were to engage and provide information, Sanofi would be in a position to increase its offer and is confident that it would be able to offer significant additional value
Sanofi
was left with no choice but to commence a consent solicitation process to remove and replace Medivation’s
Directors
We believe that these eight independent and highly qualified individuals who would replace
the
current
Board
would
act
in
the
best
interest
of
Medivation
shareholders
in
accordance with their fiduciary duties
Sanofi
is
best
positioned
to
combine
with
Medivation
and
realize
the
full
potential
of
Xtandi
and Medivation’s
pipeline, creating value for all stakeholders

31 APPENDIX

Proposed Director Slate

Barbara
Deptula
(61)
Director
of
AMAG
Pharmaceuticals
Director of AMAG
Pharmaceuticals since 2013 where she serves as a member of the Compensation Committee and Chair of the
Transaction Committee
Served as the Executive Vice President of Business Development and Chief Corporate Development Officer of Shire Plc, a public biopharmaceutical company, from September 2004 to June 2012
Served as President of the biotechnology division of SICOR
from 2003 to 2004
Served as Senior Vice President for Coley Pharmaceutical, a biotechnology company, from 2000 to 2003
Held senior management positions in public and private pharmaceutical companies where she focused on marketing, product development, licensing and business development, including US Bioscience, Inc., Schering Plough International, Lederle
Laboratories, a division of
American Cyanamid and Genetics Institute. Ms. Deptula
also served as a member of the Board of Directors of CombinatoRx, Incorporated,
now Zalicus, a public biopharmaceutical company, from December 2005 to December 2009
Wendy
Lane
(65)
Chairman
of
Lane
Holdings,
Inc.
Served on the Board of Directors of Willis Towers Watson from April 2004 to January 2016 (when the entity merged with Tower Watsons).
Currently serves as Director, the Chairman of the compensation committee and as a member of the audit committee and executive committee of Willis Towers Watson
Has been an independent director at MSCI
since 2015
Currently a director of UPM-Kymmene
Corporation, where she serves on the audit committee, and the privately held
Al-Dabbagh
Group Holding Company Limited
Served as director of Laboratory Corporation of America from 1996 to 2014, and eight other public companies
Worked in investment banking for 15 years, initially at Goldman, Sachs from 1977 to 1980 and subsequently as a Principal and Managing
Director at Donaldson, Lufkin and Jenrette Securities Corporation from 1981 to 1992
Michael
Campbell
(69)
Director
of
WestRock
Served as a director of MeadWestvaco Corporation from 2001 and as the lead independent director of MeadWestvaco Corporation from
2007, in each case, until the effective date of the strategic business combination of Rock-Tenn Company and MeadWestvaco Corporation,
when he became a director of WestRock, where he serves on the Finance committee and the Nominating & Governance Committee
Served as Chairman, President and Chief Executive Officer of Arch Chemicals, Inc., which was a publicly traded global biocides company, from 1999 until 2011
Served as Executive vice president of Olin Corporation, from 1996 to 1999. Mr. Campbell also served as a director of Milliken & Company from 2007 to 2015

Proposed Director Slate (Cont’d)

Steven
Shulman
(64)
Managing
Partner
of
Shulman
Family
Ventures
Currently serves as Chairman of Accretive Health, a publicly-traded service and technology provider to healthcare providers since 2014,
CareCentrix, a privately-held at-home healthcare managed care company, positions he has held since 2008 and of Quartet Health, a privately-held healthcare technology company focused on managing patient populations  who have co-morbid behavioral and physical illness
Serves as managing Partner of Shulman Family Ventures, a private equity firm since 2008
Served as Operating Partner at Water Street Health Partners, a healthcare-focused private equity firm, from 2008 until March 2015
Served as Operating partner at Tower Three Partners LLC, a private equity firm 2008 until 2013
Served as Chairman and CEO of Magellan Health Services, a publicly-traded specialty healthcare management organization, as Chairman and CEO of Internet Healthcare, an early-stage healthcare services and technology venture fund that he founded, as Chairman, President and CEO of Prudential Healthcare, a healthcare services provider that is now part of publicly-traded Aetna, Inc. and held various positions at
CIGNA and Kaiser Permanente Medical Foundation
Serves as a director of Healthmarkets, Inc., a privately-held technology-enabled health insurance marketplace, Quantum Health, Inc., a privately-held healthcare coordination and consumer navigation company, MedImpact
Healthcare Systems, Inc., a privately-held pharmacy
benefit manager, and Facet Technologies, LLC, a privately-held microsampling sharps products provider, positions he has held since 2006,
2013, 2013 and 2011, respectively
Served as Chairman of Health Management Associates, Inc., a healthcare services provider that is now part of publicly-traded Community
Health Systems, Inc., from 2013 to 2014. Mr. Shulman also served on the Board of Access MediQuip, LLC, a privately-held surgical and implant management solutions company, from April 2009 to May 2015 and Digital Insurance, Inc., a privately-held employee benefits agency, from 1999 to 2013
Founded Value Health, a publicly-traded multi-product specialty managed care company (major divisions included a PBM and a behavioral
unit)
where he served as President and Director
Ronald
Rolfe
(70)
Director
of
Time
Inc.
Served as Partner at Cravath, Swaine & Moore LLP, a premier law firm in the United States, where he practiced until his retirement in
December 2010. Mr. Rolfe’s practice spanned the world and included corporate governance, securities, antitrust and commercial litigation
and arbitration for U.S. and international clients. Mr. Rolfe began as an Associate with Cravath in 1970 and became Partner in 1977
Also served as Law Clerk to the Honorable Marvin E. Frankel, U.S. District Court Judge in the Southern District of New York, in 1969
Director of Time Inc. (since 2014), Noranda
Aluminum Holding Corporation (since 2013), Berry Plastics Group, Inc. (since 2013) and
Reynolds American Inc. (since 2014). He also currently serves on the Board of private company Advanced Assessment Systems, Inc

Proposed Director Slate (Cont’d)

David
A.
Wilson
(74)
Director
of
CoreSite
Realty
Corporation
Former President and CEO of the Graduate Management Admission Council (GMAC), owner of GMAT, from 1995 to 2013 and as Senior
Advisor to GMAC from 2013 to 2014
Prior to 1995, served as Managing Partner and National Director for Professional Development at Ernst & Young LLP, a public accounting firm. He is a CA in Canada and a CPA in the United States
Served on the Board of Directors of Laureate Education, a company which provides access to high-quality, innovative institutions of higher education, from 2002 to 2007, and of Terra Industries, a producer and marketer of nitrogen products for the agricultural and industrial markets, from 2009 to 2010
Served on the Board of Directors of Barnes and Noble, a book retailer and content, commerce and technology company, and as chair of its
Audit Committee
Currently a director of Barnes & Noble Education, Inc. (a spin-off of Barnes & Nobles, Inc.) and chairs its Audit Committee
Charles
P.
Slacik
(62)
Director
of
Sequenom
and
Quidel
Served as Chief Financial Officer and Senior Vice President of Finance of Beckman Coulter, a leading manufacturer of biomedical testing instrument systems, tests and supplies, from October 2006 to September 2011 and was responsible for all aspects of financial management and information technology
From 2003 to 2006, served as Executive Vice President and Chief Financial Officer of Watson Pharmaceuticals, an integrated global pharmaceutical company engaged in the development, manufacturing, marketing, sale and distribution of generic, brand and biologic pharmaceutical products
From 1999 to 2003, served as Senior Vice President and Chief Financial officer of C.R. Bard, Inc., a developer and manufacturer of medical technologies
From 1982 to 1999, held numerous executive positions at Wyeth (formerly American Home Products Corporation)
Currently serves on the Board of Directors of Sequenom, Inc. and Quidel
Corp. Served as Director of STAAR
Surgical from 2012 to 2015
James
Tyree
(63)
Managing
Partner
of
Tyree
&
D’Angelo
Partners
Co-founder and Managing Partner of Tyree & D’Angelo Partners, a private equity investment firm
During the last fifteen years, held numerous executive positions at Abbott Laboratories, including Corporate Vice President Pharmaceutical and Nutritional Products Group Business Development, Senior Vice President Global Nutrition and Executive Vice President Global
Pharmaceuticals
Served as President of Abbott Biotechnology Ventures in March 2012
Served as President of SUGEN, a biotechnology company focused on oncology. Earlier in his career, Mr. Tyree held management positions in Bristol-Myers Squibb, Pfizer and Abbott
Serves as an independent director of SonarMed, Genelux, ChemoCentryx and Innoviva